[Wachtell, Lipton, Rosen & Katz Letterhead]

June 9, 2022

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Attention:	Joshua Gorsky
Margaret Schwartz
Franklin Wyman
Mary Mast

Re:	Enhabit, Inc.
Registration Statement on Form 10-12B
Filed May 25, 2022
File No. 001-41406
CIK No. 0001803737

Ladies and Gentlemen:

On behalf of our client, Enhabit, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated June 3, 2022, with respect to the above-referenced Registration Statement on Form 10-12B (the “Registration Statement”) filed with the Commission on May 25, 2022.  The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via EDGAR.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All references to page numbers in these responses are to the pages of Amendment No. 1.

Form 10-12B filed May 25, 2022

Exhibit 99.1
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements, page 77

1.
Please describe the pro forma adjustment to Capital in Excess of Par Value of $670.5 million at March 31, 2022 that includes your discussion of the separation and distribution on page 63. In this regard, pro forma adjustment "a" on page 77 appears to indicate that cash from the planned indebtedness under the revolving credit facility as well as the term loan A facility will be transferred to Encompass on or prior to completion of the distribution, while corresponding discussion on page 63 states that this transfer will only include proceeds from the the term loan A facility. Explain this apparent inconsistency.

Response:  In response to the Staff’s comment, the Company has (i) revised page 63 and the corresponding disclosures on pages 22, 67, 71 and 169 of Amendment No. 1 to clarify that the Company expects to transfer cash to Encompass prior to the completion of the distribution using the proceeds of both the term loan A and revolving credit facility and (ii) revised note “f” on page 77 to specify the amounts associated with the Transaction Accounting Adjustments described therein.  Accordingly, notes “a” and “f” on page 77 of Amendment No. 1 now describe with numerical specificity each component of the Transaction Accounting Adjustments resulting in a $670.7 million reduction to Capital in Excess of Par Value.

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U.S. Securities and Exchange Commission
June 9, 2022

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1057 or ZSPodolsky@wlrk.com or my colleague Igor Kirman at (212) 403-1393 or IKirman@wlrk.com.

Very truly yours,

/s/ Zachary S. Podolsky
Zachary S. Podolsky

cc:	Patrick Darby, Executive Vice President, General Counsel and Corporate Secretary,
Encompass Health Corporation
Stephen Leasure, Deputy General Counsel, Encompass Health Corporation
Barbara A. Jacobsmeyer, President and Chief Executive Officer, Enhabit, Inc.
Igor Kirman, Wachtell, Lipton, Rosen & Katz